Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Announcement Type New announcement Date of this announcement Thursday August 22, 2024 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date JHX CHESS DEPOSITARY INTERESTS 1:1 94,010 17/08/2024 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer Exhibit 99.9

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 22/8/2024 New announcement

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 3 / 7 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +class of +securities to be quoted is: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 4 / 7 Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities to be quoted in an existing class issued under an +employee incentive scheme FROM (Existing Class) ASX +security code and description JHXAK : RESTRICTED STOCK UNIT TO (Existing Class) ASX +security code and description JHX : CHESS DEPOSITARY INTERESTS 1:1 Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer 94,010 Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Refer to the 2001 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5562 Refer to the 2006 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5390 Are any of these +securities being issued to +key management personnel (KMP) or an +associate Provide details of the KMP or +associates being issued +securities Name of KMP Name of registered holder Number of +securities Aaron Erter Same 11,063 Rachel Wilson Same 4,087 Sean Gadd Same 17,386 Ryan Kilcullen Same 11,223 John Arneil Same 1,581 Issue date 17/8/2024 Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Yes Yes

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 5 / 7 Issue details Number of +securities to be quoted 94,010 Are the +securities being issued for a cash consideration? Please describe the consideration being provided for the +securities n/a Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted 0.000000 Any other information the entity wishes to provide about the +securities to be quoted n/a No

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 6 / 7 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 431,523,507 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 2,690,141 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? N/A No No No